

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via U.S. Mail
Mr. Darren R. Wells
Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K Filed February 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2012**
> **File No. 001-01927**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 4 – Sale of Farm Tire and Wire Business, page 73

1. You disclose that Titan is no longer obligated to purchase your European farm tire business and due to the uncertainty surrounding the timing of the completion of the Amiens social plan, the European farm tire business was classified as held-and-used at December 31, 2010, and through the expiration of the put option on November 30, 2011. Please tell us how you are accounting for the European farm tire business as of December 31, 2011, and each fiscal quarter of 2012. Please also quantify the assets and liabilities of the tire business and whether you have assessed those assets for impairment.

Note 6 – Income Taxes, page 74

2. You disclose that you had a tax benefit of $64 million related to the release of a valuation allowance on your Canadian Operations. We note that had you not released the valuation

your tax expense of $201 million would have been 32% higher and net income would have decreased by 15%. In future filings please provide a discussion of material changes in your tax valuation and the underlying reasons. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Note 19 – Commitments and Contingent Liabilities, page 103

3. For your potential product liability and other tort claims, environmental matters, workers' compensation and other contingencies, please disclose the amount or range of reasonably possible losses or a statement that such amount cannot be estimated. If the reasonably possible range of loss is immaterial to the financial statements, please provide a statement to that effect. Refer to ASC 450-20-50 and SAB Topic 5:Y for guidance.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 14. Consolidating Financial Information, page 26

4. We note that you have provided condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X for the 7% senior notes due 2022, the 8.25% senior notes due 2020 and the 8.75% notes due 2020. We note that the Indenture for each of these notes contains certain subsidiary guarantor release provisions, including a provision permitting the company to release a subsidiary guarantor during a "Suspension Period." Please explain why you believe the guarantors are full and unconditional as required by Rule 3-10 of Regulation S-X in light of the provision that allows for a release of the guarantor during a "Suspension Period."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy at (202) 551-3772 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief